UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON,  D.C.  20549

FORM 11-K

[X]Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2014

OR

[   ]Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from  ____________  to  ____________.

Commission File Number:  001-33519

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PS 401(k) PROFIT SHARING PLAN
701 Western Avenue
Glendale, CA 91201-2349

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PUBLIC STORAGE
701 Western Avenue
Glendale, CA 91201-2349

PS 401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2014 and 2013	2

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2014	3

Notes to Financial Statements	4 - 11

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	12

Signatures	13

Exhibit Index	14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee

PS 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the PS 401(k) Profit Sharing Plan as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the PS 401(k) Profit Sharing Plan at December 31, 2014 and 2013, and the changes in its net assets available for benefits for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the PS 401(k) Profit Sharing Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

Los Angeles, California

June 19, 2015

PS 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE

FOR BENEFITS

	At December 31,
	2014	2013

ASSETS
Investments at fair value	$116,696,003	$109,687,579

Receivables:
Participant contributions	88,705	81,526
Employer contributions	189,948	221,643
Due from broker	44,310	37,575
Total receivables	322,963	340,744

Total assets	117,018,966	110,028,323

LIABILITIES
Due to broker	41,285	123
Total liabilities	41,285	123

Net assets reflecting investments at fair value	116,977,681	110,028,200

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(145,023)	(77,847)

Net assets available for benefits	$116,832,658	$109,950,353

See accompanying notes.

PS 401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2014

Additions to (Deductions from) Net Assets Attributed to:

Investment income:
Net appreciation in fair value of investments	$9,140,832
Interest and dividends	1,633,357
10,774,189

Contributions:
Participant	5,539,656
Participant rollovers	344,698
Employer	2,691,980
8,576,334

Benefits paid to participants	(12,375,287)
Administrative expenses	(92,931)

Increase in net assets available for benefits	6,882,305
Net assets available for benefits – beginning of the year	109,950,353

Net assets available for benefits – end of the year	$116,832,658

See accompanying notes.

PS 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014

1.	Description of the Plan

General

The PS 401(k) Profit Sharing Plan (the “Plan”) encompasses Public Storage, PS Business Parks, Inc. and certain of their majority owned subsidiaries (collectively, the “Company”).  The following description of the Plan provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan available for the benefit of all permanent employees of the Company who have completed at least 30 days of service and are at least 21 years of age.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  Although it has not expressed the intention to do so, the Company has the right to terminate the Plan subject to ERISA provisions.  The Plan allows interim allocations of Company contributions and earnings or losses of trust fund assets among participants.

The Company appoints a committee to administer the Plan.  At December 31, 2014, the Plan Administrative Committee is comprised of five officers and one member of management of the Company with Wells Fargo Bank acting as Trustee (the “Trustee”).

Other significant provisions of the Plan are as follows:

Contributions

Employee contributions to the Plan (voluntary contributions) are deferrals of the employee’s compensation made through a direct reduction of compensation in payroll  during the year.  During 2014, each eligible participant could elect a pretax contribution rate from 1% to 100% of their compensation, as defined in the Plan document, subject to the maximum annual elective deferral amount set by the Internal Revenue Code (the “Code”).  Participants may also contribute rollover amounts representing distributions from other qualified benefit or defined contribution plans.

The Company contributes one dollar ($1.00) for each dollar deferred by a participant up to three percent (3%) of compensation, as defined and subject to certain limitations as described in the Plan document.  The Company also contributes an additional fifty cents ($0.50) for each dollar that each participant defers in excess of three percent (3%) of compensation up to five percent (5%) of compensation.  The Company’s aggregate contributions are limited to four percent (4%) of compensation, as defined and subject to certain limitations as described in the Plan document.  Additional amounts may be contributed at the discretion of the Company.  No such additional contributions were made in 2014.

Vesting

Since January 1, 2005, employee deferrals and the Company’s safe harbor matching contribution are 100% vested and non-forfeitable.

Investment Options

Since January 1,  2013, upon enrollment in the Plan, a participant may direct their contributions and holdings in any of the following investment options:

PS 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014

1.	Dodge & Cox International Stock Fund
2.	American Funds EuroPacific Growth Fund/R6
3.	Oakmark Equity & Income I Fund
4.	Oakmark Select I Fund
5.	PIMCO Total Return Institutional Fund
6.	Harbor Capital Appreciation I Fund
7.	Columbia Acorn Z Fund
8.	T. Rowe Price Equity Income Fund
9.	T. Rowe Price Real Estate Fund
10.	Vanguard Explorer Admiral Fund
11.	Vanguard Short Term Federal Admiral Fund
12.	Vanguard Windsor II Admiral Fund
13.	Vanguard Total Bond Market Index Admiral Fund (formerly Signal Fund)
14.	Vanguard Mid-Cap Index Admiral Fund (formerly Signal Fund)
15.	Vanguard Small- Cap Index Admiral Fund (formerly Signal Fund)
16.	Vanguard Total International Stock Market Admiral Fund (formerly Signal Fund)
17.	Fidelity Contrafund
18.	Fidelity Low Price Stock Fund
19.	Wells Fargo Stable Return Fund N15 (until October 30, 2014)
20.	Wells Fargo Stable Return Fund N (since October 30, 2014)
21.	WF/BlackRock S&P 500 Index CIT N5 (until October 30, 2014)
22.	WF/BlackRock S&P 500 Index CIT N (since October 30, 2014)
23.	Individually Directed Account

Prior to December 19, 2005, participants had the option to direct contributions to the Company’s securities.  Effective December 19, 2005, participants no longer had that option.  Existing holdings of the Company’s securities on December 19, 2005, were either held or transferred to other Plan investment alternatives at the option of each participant.  Participants with individually directed accounts remain able to acquire and dispose of the Company’s securities at their discretion.  See Note 6 for disclosure of the remaining holdings in the Company’s securities.

The Wells Fargo Stable Return Fund N and the WF/BlackRock S&P 500 Index CIT N are common/collective trust funds.  The Wells Fargo Stable Return Fund N seeks to provide a moderate level of stable income without principal volatility, while seeking to maintain adequate liquidity and returns superior to shorter maturity investments.  It invests in a variety of investment contracts and instruments issued by selected high-quality insurance companies and financial institutions.  Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund.  The WF/BlackRock S&P 500 Index CIT N is an index fund that invests in the equity securities of companies that comprise the S&P 500 Index (the “Index”) and seeks to approximate as closely as practicable the total return, before deduction of fees and expenses, of the Index.  The WF/BlackRock S&P 500 Index CIT N has no redemption restrictions.  See “Investment Valuation and Income Recognition” in Note 2 below for further information regarding common collective trusts.

The Individually Directed Account is considered a self-directed brokerage account which allows participants access to a broader range of investment choices than that which is offered through the Plan’s menu.  Participants with Individually Directed Accounts remain able to acquire and dispose of the Company’s securities at their discretion.    At December 31, 2014, the Individually Directed Accounts were primarily invested in money market funds and common equity securities of publicly-traded companies, including those of the Company.

PS 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014

Distributions from the Plan

Distributions of each participant’s vested account balance upon severance or death are made in a single lump sum payment; however, upon severance if the participant’s vested account balance exceeds $5,000, payment may be deferred at the election of the participant until April 1st of the calendar year in which the participant reaches 70 ½ years of age.

Additionally, the Plan provides for hardship distributions (as defined).

Forfeited Accounts

Forfeitures of profit sharing contributions may be used (i) as a non-elective allocation to all eligible Plan participants, (ii) to reduce the Company’s safe harbor matching contribution or (iii) to reduce Plan expenses in the current Plan year or within one year following the end of the current Plan year.  During 2014, a total of $20,000 in non-vested amounts was forfeited from prior Plan years, all of which were applied to Plan administrative expenses for eligible Plan participants in 2014.  As of December 31, 2014, there were no remaining non-vested forfeited amounts in the Plan.

2.	Summary of Significant Accounting Principles

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and are in conformity with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated April 3, 2012, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation.  Subsequent to the issuance of the determination letter, the Plan has been amended and restated.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax exempt.

U.S. generally accepted accounting principles require Plan management to evaluate uncertain tax positions taken by the Plan.  The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

PS 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014

Investment Valuation and Income Recognition

The Plan’s investments in Company equity securities,  mutual funds, and the self-directed brokerage account investments are recorded at fair value as determined by the quoted market price on the last business day of the plan year.  Common collective trusts are recorded at fair value based on the net asset value of the investment reported by the Trustee.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the payment date.

The common collective trust that invests in fully benefit-responsive investment contracts is recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present this investment at contract value.  Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

New Accounting Pronouncement

In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update No. 2015-07, (“ASU No. 2015-07”), Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent).  ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share (“NAV”) (or its equivalent) practical expedient under Accounting Standards Codification (“ASC”) 820, Fair Value Measurement (“ASC 820”).   The Plan’s current investments in common/collective trust funds are recorded at fair value based on the NAV of the investments as reported by the Trustee.  Under ASU No. 2015-07, the Plan’s investments in common/collective trust funds would not be included in the fair value hierarchy.  Rather, the amounts of such investments would be disclosed as a reconciling item between the amounts reported in the fair value hierarchy table and the Statements of Net Assets Available for Benefits.  ASU No. 2015-07 is effective for the Plan for the year ending December 31, 2016 and is to be applied retrospectively to all periods presented, with early adoption permitted.  The adoption of ASU No. 2015-07 will not have a material impact on the Plan’s financial statements.

3.	Investments

Wells Fargo Bank has custody of the Plan’s investments under a non-discretionary trust agreement with the Plan.

The following presents the fair value of investments at December 31, 2014 and 2013 that represent five percent (5%) or more of the Plan’s net assets available for benefits:

	2014	2013

Wells Fargo Stable Return Fund	$10,503,780	$9,808,739
WF/BlackRock S&P 500 Index CIT	8,905,138	8,506,664
Oakmark Equity & Income I Fund	17,280,765	16,893,482
Harbor Capital Appreciation I Fund	11,550,214	10,484,002
Vanguard Windsor II Admiral Fund	7,549,861	7,179,873
Public Storage common shares	17,511,395	14,983,062

During 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

PS 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014

2014

Mutual funds	$4,235,777
Common and preferred securities	3,663,897
Common/collective trust funds	1,241,158

Total	$9,140,832

4.	Fair Value Measurements

ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price).  ASC 820 includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  The three levels of the fair value hierarchy are described below:

Level 1 – Valuation is based on quoted prices in active markets for identical securities.

Level 2 – Valuation is based upon other significant observable inputs.

Level 3 – Valuation is based upon significant unobservable inputs (i.e., supported by little or no market activity).  Level 3 inputs include the Company’s own assumption about the assumptions that market participants would use in pricing the securities (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value as of December 31, 2014 and 2013:

PS 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total

Company common and preferred stock	$18,487,083	$-	$-	$18,487,083
Common/collective trust funds:
Stable value fund	-	10,503,780	-	10,503,780
S&P 500 Index fund	-	8,905,138	-	8,905,138
Mutual funds:
Domestic bond funds	7,386,630	-	-	7,386,630
Domestic equity funds	38,143,634	-	-	38,143,634
International equity funds	6,969,267	-	-	6,969,267
Real estate equity funds	3,229,966	-	-	3,229,966
Blended equity and debt funds	17,280,765	-	-	17,280,765
Money market funds	1,990,244	-	-	1,990,244
Self-directed brokerage accounts -
primarily common stock	3,799,496	-	-	3,799,496
Total asset at fair value	$97,287,085	$19,408,918	$-	$116,696,003

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total

Company common and preferred stock	$15,920,006	$-	$-	$15,920,006
Common/collective trust funds:
Stable value fund	-	9,808,739	-	9,808,739
S&P 500 Index fund	-	8,506,664	-	8,506,664
Mutual funds:
Domestic bond funds	7,325,500	-	-	7,325,500
Domestic equity funds	36,084,855	-	-	36,084,855
International equity funds	7,401,939	-	-	7,401,939
Real estate equity funds	2,387,106	-	-	2,387,106
Blended equity and debt funds	16,893,482	-	-	16,893,482
Money market funds	1,804,161	-	-	1,804,161
Self-directed brokerage accounts -
primarily common stock	3,555,127	-	-	3,555,127
Total asset at fair value	$91,372,176	$18,315,403	$-	$109,687,579

5.	Administration Fees

For the Plan year ended December 31, 2014, the Plan paid to the Trustee a  portion of the quarterly participant fee of $2.50 per eligible participant and certain transaction related expenses incurred for the administration of the Plan, totaling $92,931.  The Company directly paid for all other Trustee fees and all other expenses related to the Plan.

6.	Parties-In-Interest Transactions

The Company is the Plan sponsor as defined by the Plan document.  As described more fully under “Investment Options” in Note 1, while participants no longer have the option of directing contributions to the Company’s securities, participants can continue to hold such investments and participants with individually directed accounts remain able to acquire and dispose of the Company’s securities at their discretion.  The Plan held the following shares in the Company’s securities:

PS 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014

	At December 31, 2014		At December 31, 2013
	Shares	Fair value	Shares	Fair value

Public Storage common shares	94,733	$17,511,395	99,542	$14,983,062
Public Storage preferred shares	3,048	75,987	2,766	66,474
PS Business Parks, Inc. common stock	8,947	711,644	9,138	698,326
PS Business Parks, Inc. preferred stock	7,909	188,057	8,834	172,144
		$18,487,083		$15,920,006

At December 31, 2014 and 2013, Plan participants held $10,503,780 and $9,808,739, respectively, in the Wells Fargo Stable Return Fund N (the Wells Fargo Stable Return Fund N15 at December 31, 2013), a common/collective trust fund that invests in fully benefit-responsive investment contracts and is offered by the Plan’s Trustee.  At December 31, 2014 and 2013, Plan participants held $465,026 and $555,563, respectively, in the Wells Fargo Short Term Investment Fund S, a money market fund offered by the Plan’s Trustee.  The WF/BlackRock S&P 500 Index CIT N (the WF/BlackRock S&P 500 Index CIT N5 as of December 31, 2013) is an index fund offered by the Plan’s Trustee that invests in equity securities of companies that comprise the S&P 500 Index.  At December 31, 2014 and 2013, Plan participants held $8,905,138 and  $8,506,664, respectively, in this investment selection.

7.Risks and Uncertainties

The Plan provides for investment in various investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near or long term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

8.Concentrations

Investments in the Company’s securities comprised approximately of 16% and 15% of the Plan’s total investments as of December 31, 2014 and 2013, respectively.

PS 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014

9.Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2014	2013
Net assets available for benefits per the financial
statements	$116,832,658	$109,950,353
Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	145,023	77,847

Net assets available for benefits per the Form 5500	$116,977,681	$110,028,200

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to net income per the Form 5500 for the year ended December 31, 2014:

Increase in net assets available for benefits per the
financial statements	$6,882,305
Changes in adjustment from fair value to contract value
for fully benefit-responsive investment contracts	67,176

Net income per the Form 5500	$6,949,481

SUPPLEMENTAL INFORMATION

SCHEDULE I

PS 401(k) PROFIT SHARING PLAN

Schedule H, Line 4i –

Schedule of Assets (held at end of year)

December 31, 2014

Employer Identification Number: 95-3551121

Plan Number: 001

(a)	(b)	(c)	(e)
		Description of investment including maturity
	Identity of issue, borrower, lessor, or	date, rate of interest, collateral, par or	Current
	similar party	maturity value	Value

*	Wells Fargo	Wells Fargo Stable Return Fund N	$10,503,780
*	Wells Fargo	Wells Fargo Short Term Investment Fund S	465,026
*	Wells Fargo	WF/BlackRock S&P 500 Index CIT N	8,905,138
	Columbia Management	Columbia Acorn Z Fund	2,307,529
	Dodge & Cox Funds	Dodge & Cox International Stock Fund	4,037,224
	American Funds	EuroPacific Growth Fund/R6	2,750,302
	Fidelity Investments	Fidelity Contra Fund	2,664,683
	Fidelity Investments	Fidelity Low Price Stock Fund	2,880,269
	Harbor Funds	Harbor Capital Appreciation I Fund	11,550,214
	The Oakmark Funds	Equity & Income I Fund	17,280,765
	The Oakmark Funds	Select I Fund	975,025
	PIMCO Funds	PIMCO Total Return Institutional Fund	3,822,326
	T. Rowe Price	T. Rowe Price Equity Income Fund	2,733,816
	T. Rowe Price	T. Rowe Price Real Estate Fund	3,229,966
	The Vanguard Group Mutual Funds	Explorer Admiral Fund	4,638,075
	The Vanguard Group Mutual Funds	Short Term Federal Admiral Fund	2,780,326
	The Vanguard Group Mutual Funds	Windsor II Admiral Fund	7,549,861
	The Vanguard Group Mutual Funds	Total Bond Market Index Admiral Fund	783,978
	The Vanguard Group Mutual Funds	Mid-Cap Index Admiral Fund	2,258,629
	The Vanguard Group Mutual Funds	Small-Cap Index Admiral Fund	585,533
	The Vanguard Group Mutual Funds	Total International Stock Market Admiral Fund	181,741
*	Public Storage	Company common shares	17,511,395
*	Public Storage	Company preferred shares	75,987
*	PS Business Parks, Inc.	Company common stock	711,644
*	PS Business Parks, Inc.	Company preferred stock	188,057
	Individually directed accounts	Various investment securities	5,324,714
	Total		$116,696,003

*Indicates a party-in-interest of the Plan.

Note: As all Plan investments are participant directed, column (d) providing certain participant-directed transaction cost information is not applicable and has been omitted.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PS 401(k) PROFIT SHARING PLAN

Date: June 19,  2015

By:	/s/ Candace Krol
Candace Krol
Chairman, Administrative Committee

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm. Filed herewith.